Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.300.016.331

MINUTES OF THE ANNUAL SHAREHOLDERS MEETING

HELD ON APRIL 18TH, 2019

1.                                     DATE, PLACE AND TIME: Held on April 18th, 2019, at 09:30 a.m., at the headquartes of Suzano S.A. (“Company”), located at Avenida Professor Magalhães Neto, No. 1752, Pituba, Salvador, state of Bahia, Zip Code No. 41810-012.

2.                                     CALL NOTICE: The meeting was called pursuant to the call notice published on March 19th, 20th and 21st, 2019, in the newspapers Diário Oficial da Bahia (pages 8, 2 and 1, respectively), Correio da Bahia (pages 15, 27 and 54, respectively), and Valor Econômico (pages C5, B9 and B11, respectively), in accordance with Article 124 of Federal Law No. 6,404/1976, of December 15, 1976, as amended (“Brazilian Corporate Law”).

3.                                     ATTENDANCE: Attending shareholders representing more than 2/3 of the common shares issued by the Company, as per the signatures in the “Shareholders Attendance Book of the Company” and the votes cast through the Absentee Ballot, in accordance with CVM Instruction No. 481/09, of December 17, 2009, as amended (“ICVM No. 481/09”). Were also present, Mr. Rubens Barletta, member of the Audit Board of the Company; and Mr. José Vital, representing PricewaterhouseCoopers Independent Auditors.

4.                                     INSTATEMENT AND PRESIDING BOARD: The meeting was brought to order by Mr. Walner Alves Cunha Júnior, pursuant to Article 8 of the Company’s Bylaws. Chairman: Pablo F. Gimenez Machado. Secretary: Carlos Eduardo Pivoto Esteves.

5.                                     AGENDA: The Secretary informed all present that the purpose of the meeting is: (i) to examine the management accounts related to the fiscal year ended December 31, 2018; (ii) to examine, discuss and vote on the Company’s financial statements, accompanied by reports from the Independent Auditor and the Audit Board, all related to the fiscal year ended December 31, 2018 (“2018 Financial Statements”); (iii) to deliberate on the allocation of net income from the fiscal year ended December 31, 2018 and on the distribution of dividends; (iv) to settle the overall annual compensation of the

Management and Audit Board of the Company; and (v) to communicate the change of newspaper in which the Company will carry out its publications.

6.                                     DOCUMENTS: The 2018 Financial Statements were (a) published in the newspapers Diário Oficial do Estado da Bahia, Valor Econômico and Correio da Bahia on February 28, 2019; (b) sent to the Brazilian Securities and Exchange Commission (“CVM”); and (c) made available to shareholders at the Company’s registered office and in its website (www.suzano.com.br/ri) on February 21, 2019. The Management Proposal and other documents pertaining to the agenda of this Meeting were also made available to shareholders at the Company’s registered office and sent to CVM, in compliance with applicable laws. The reading of documents cited in this item was waived as they were fully known to all in attendance.

7.                                     RESOLUTIONS: The following resolutions have been adopted and the abstentions were registered in each case, and the drawing up of these minutes in summary form was authorized as well as its publication without the signatures of the shareholders, as authorized by article 130, §§ 1st and 2nd, of Brazilian Corporate Law:

7.1.                           To approve, by majority vote, with 1,054,823,809 votes in favor, 173,080 dissenting votes, and 52,909,898 abstentions, the management accounts of the Company related to the fiscal year ended December 31, 2018.

7.2.                           To approve, by majority vote, with 1,054,823,809 votes in favor, 173,080 dissenting votes, and 52,909,898 abstentions, the 2018 Financial Statements.

7.3.                           To approve, by majority vote, with 1,096,289,327 votes in favor, 1,480 dissenting votes, and 11,615,980 abstentions, the following allocation of net income from the fiscal year ended December 31, 2018, in the amount of three hundred and eighteen million, three hundred thirty-eight thousand, seven hundred ninety-seven reais and eighty-nine centavos (R$ 318,338,797.89):

i.                               Fifteen million, nine hundred and sixteen thousand, nine hundred thirty-nine reais and eighty-nine centavos (R$ 15,916,939.89) allocated to the constitution of the Legal Reserve, pursuant to article 193, §§ 1st and 2nd of the Brazilian Corporate Law;

ii.                            Two hundred and eighty-eight million, five hundred and fifty-eight thousand and sixty-six reais and ninety-seven centavos (R$ 288,558,066.97), allocated to the constitution of the Tax Incentive Reserve, pursuant to article 195-A of the Brazilian Corporate Law;

iii.                         Three million, four hundred and sixty-five thousand, nine hundred and forty-seven reais and seventy-six centavos (R$ 3,465,947.76) for payment as minimum mandatory dividends;

iv.                        Sixty-eight million, four hundred and twenty-four thousand, four hundred and eighty-six reais and ninety centavos (R$ 68,424,486.90) related to the realization, via depreciation and/or write-off of property, plant and equipment items, of the deemed cost of certain assets upon first-time adoption of the International Financial Reporting Standards (IFRS), to be absorbed by the Asset Valuation Adjustments account;

v.                           Sixty-six million, three hundred and eighty-nine reais and sixty-six centavos (R$ 66,389.66) related to time-barred dividends, which were reversed from current liabilities to Retained Earnings in the year, and added to the remainder of the profit from the year for the purposes of accrual of profit reserves envisaged in the By-law pursuant to article 287, I, “a” of the Brazilian Corporate Law;

vi.                        Seventy million, nine hundred and forty thousand, and ninety-seven reais and fifteen centavos (R$ 70,940,097.15), allocated to the constitution of the Capital Increase Reserve, as per the capital budget approved herein, pursuant to article 26, item (d) of the By-laws of the Company; and

vii.                     Seven million, eight hundred and eighty-two thousand, two hundred and thirty-three reais and two centavos (R$ 7,882,233.02), allocated to the constitution of the Special Statutory Reserve, pursuant to article 26, item (d) of the By-laws of the Company.

7.3.1.                 To approve the distribution of dividends in the total amount of six hundred million reais (R$ 600,000,000.00), comprising the minimum mandatory dividends referred to in item (iii) above, as well as complementary dividends in the amount of five hundred ninety-six million, five hundred and thirty-four thousand, fifty-two reais and twenty-four centavos (R$ 596,534,052.24) attributed to the balance of the Profit

Reserve for Capital Increase. The dividends now declared shall be paid (credited in account) to the shareholders on April 30, 2019, based on the shareholding of the date of this Annual Meeting, at a value per share equivalent to R$ 0.44470086, and the shares shall be negotiated “ex-rights” from the business day immediately following the occurrence of this Annual Meeting.

7.4.                           To approve, by majority vote, with 501,965,105 votes in favor, 349,480,981 dissenting votes, with voting statement delivered in hand by BNDES Participações S.A. — BNDESPAR (attached to these minutes), and 256,460,701 abstentions, the amount of up to one hundred and fifty million reais (R$ 150,000,000.00) as overall compensation of the members of Management (Board of Directors and Board of Executive Officers) and the Audit Board, as follows: (a) up to twenty-three million and five thousand reais (R$ 23,500,000.00) as fixed and variable compensation of directors; (b) up to one hundred and twenty-five million reais (R$ 125,000,000.00) as fixed and variable compensation of executive officers; (c) up to one million and five hundred thousand (R$ 1,500,000.00) as fixed compensation of members of the Audit Board, if installed; and (d) the amounts corresponding to taxes and charges applicable to the compensation and which are the responsibility of the Company and, also, benefits of any kind that are included in said amounts.

7.5.                           Considering the request of shareholders representing more than 2% of the total share capital of the Company for the installation of the Audit Board pursuant to article 161, §2nd, of the Brazilian Corporate Law, as well as the appointment of candidates in sufficient number to comply with the provision of article 161, §1st, of the Brazilian Corporate Law and article 24 of Company’s By-law, to approve the installation of the Audit Board of the Company followed by the reelection of the following members to serve a term ending on the date of the Annual Shareholders Meeting that deliberates on the financial statements for the fiscal year ending December 31, 2019, recording the votes in favor, abstentions and against, as follows:

7.5.1.                Messrs. (i) Luiz Augusto Marques Paes, Brazilian, married, lawyer, enrolled with the individual taxpayers register (CPF/MF) under number 045.320.388-47, bearer of identity document (RG) number 12.605.359-5 (SSP/SP), resident and domiciled in the city and state of São Paulo, with business address at Rua Gomes de Carvalho, 1306, 2º andar, conjunto 22, Bairro Vila Olímpia, CEP 04547-005, and Roberto Figueiredo Mello, Brazilian, married, lawyer, enrolled with the individual taxpayers register (CPF/MF) under number 532.755.358-20, bearer of identity document (RG) number 3.922.596

(SSP/SP), resident and domiciled in the city and state of São Paulo, with business address at Rua Líbero Badaró, 293 — 27º andar, Bairro Centro, CEP 01009-907, as member and alternate member, respectively, of the Audit Board with 594,690,799 votes in favor, none votes against and 221,142,071 abstentions; and (ii) Rubens Barletta, Brazilian, divorced, lawyer, enrolled with the individual taxpayers register (CPF/MF) under number 397.909.328-04, bearer of identity document (RG) number 3.540.429-2 (SSP/SP), resident and domiciled in the city and state of São Paulo, with business address at Praça Ramos de Azevedo, 209, 5º andar, conjunto 52, Bairro República, CEP 01037-010, and Luiz Gonzaga Ramos Schubert, Brazilian, widower, lawyer, enrolled with the individual taxpayers register (CPF/MF) under number 080.501.128-53, bearer of identity document (RG) number 2.560.033-3 (SSP/SP), resident and domiciled in the city and state of São Paulo, with business address at Praça Ramos de Azevedo, 209, 5º andar, conjunto 52, Bairro República, CEP 01037- 010, as member and alternate member, respectively, of the Audit Board with 594,690,799 votes in favor, none votes against and 221,142,071 abstentions; and

7.5.2.                By the majority of the votes of the non-controlling shareholders of the Company, with 150,217,425 votes in favor, none votes against and 70,924,646 abstentions, Messrs.  Eraldo Soares Peçanha, Brazilian, married, administrator, enrolled with the individual taxpayers register (CPF/MF) under number 179.386.437-34, bearer of identity document (RG) number 020.809/09 (CRC/RJ), resident and domiciled in the city and state of Rio de Janeiro, at Avenida Prefeito Dulcidio Cardoso, 1400, apt 1202, bloco I, CEP 22620- 311, and Kurt Janos Toth, Brazilian, widower, economist, inscribed in the individual taxpayers register (CPF/MF) under number 193.789.557-20, bearer of identity document (RG) number 02437372-2 (DETRAN/RJ), resident and domiciled in the city and state of Rio de Janeiro, at Rua Lagoa das Garças, 200, apto. 704, CEP 22793-400, as member and alternate member, respectively, of the Audit Board.

The investiture of the reelected members of the Audit Board is subject to the signing of their corresponding terms of office, recorded in the proper book of the Company. Such members have accepted their positions declaring they are fully aware of the applicable laws, that they fulfill all legal requirements for the exercise of positions and are not prevented from exercising these positions by special law, by virtue of a criminal conviction or by being under its effects, to a penalty that prevents, even temporarily, access to public positions; or by crime of bankruptcy, prevarication, bribery, concussion, embezzlement, or against the popular economy, against the national financial system, against antitrust rules, against consumer relations, public faith or property.

7.6.                           To record that the Company’s publications will cease to be made in the newspaper “valor Econômico” and will be made in the newspaper “O Estado de S. Paulo (Estadão)”. Such change will come into force after the publication of the minutes of this Annual Shareholders Meeting, which will still be made in the newspapers that have been used by the Company, including Valor Econômico. The Company’s publications in the other communication vehicles (Diário Oficial do Estado da Bahia and Correio da Bahia) remain unchanged.

8.                                     CLOSURE AND APPROVAL OF MINUTES: There being no further matters to address, the Meeting was adjourned for the required time to drawn up these minutes. Reopened the session; these minutes were read, approved and signed by all present. The votes and abstentions, registered by the board and filed in the head office. The votes cast through the Absentee Ballot, in accordance with ICVM No. 481/09, were filed in the Company.

Salvador, April 18th, 2019.

Board:

Pablo F. Gimenez Machado Chairman	Carlos Eduardo Pivoto Esteves Secretary

Shareholders Attendance List

	Acionista	Representante
1.	ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD	Voto à distância
2.	ACADIAN COLLECTIVE INVESTMENT TRUST	Voto à distância
3.	ACADIAN EMEMRGING MARKETS EQUITY FUND	Voto à distância
4.	ACADIAN EMERGING MARKETS EQUITY II FUND, LLC	Voto à distância
5.	ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFO	Voto à distância
6.	ADVANCED SERIES TRUST - AST LEGG MASON DIVERSIFIED GROWTH P	Voto à distância
7.	ADVANCED SERIES TRUST - AST PARAMETRIC EME PORTFOLIO	Voto à distância
8.	ADVANCED SERIES TRUST - AST PRUDENTIAL FLEXIBLE M-S P	Voto à distância
9.	ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR	Voto à distância
10.	ADVANCED SERIES TRUST - AST T. ROWE PRICE DIVERSIFIED R G P	Voto à distância
11.	ADVISER MANAGED TRUST - TACTICAL OFFENSIVE EQUITY FUND	Voto à distância
12.	ALASKA COMMON TRUST FUND	Voto à distância
13.	ALASKA PERMANENT FUND	Voto à distância
14.	ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - A I ALL-C P S	Voto à distância
15.	ALLIANZ BEST STYLES GLOBAL AC EQUITY FUND	Voto à distância
16.	ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLES E M E	Voto à distância
17.	ALLIANZ GLOBAL INVESTORS FUND-ALLIANZ BEST STYLES G AC EQ	Voto à distância
18.	ALSCOTT INVESTMENTS, LLC	Voto à distância
19.	AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND	Voto à distância
20.	AMERICAN AIRLINES INC MASTER FIXED BENEFIT PENSION TRUST	Voto à distância
21.	AMERICAN HEART ASSOCIATION, INC.	Voto à distância
22.	AQR EMERGING EQUITY EDGE FUND, L.P.	Voto à distância
23.	AQUILA EMERGING MARKETS FUND	Voto à distância

	Acionista	Representante
24.	ARIZONA PSPRS TRUST	Voto à distância
25.	ATAULFO LLC	Voto à distância
26.	AZL BLACKROCK GLOBAL ALLOCATION FUND	Voto à distância
27.	BELLSOUTH CORPORATION RFA VEBA TRUST	Voto à distância
28.	BERESFORD FUNDS PUBLIC LIMITED COMPANY	Voto à distância
29.	BILL AND MELINDA GATES FOUNDATION TRUST	Voto à distância
30.	BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)	Voto à distância
31.	BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND	Voto à distância
32.	BLACKROCK GL ALLOCATION PORTFOLIO OF BLACKROCK SER FD, INC	Voto à distância
33.	BLACKROCK GLOBAL ALLOC V.I. FD OF BLACKROCK VAR SER FDS, INC	Voto à distância
34.	BLACKROCK GLOBAL ALLOCATION FUND (AUST)	Voto à distância
35.	BLACKROCK GLOBAL FUNDS	Voto à distância
36.	BLACKROCK GLOBAL FUNDS-GLOBAL ALLOCATION FUND	Voto à distância
37.	BLACKROCK GLOBAL FUNDS-GLOBAL DYNAMIC EQUITY FUND	Voto à distância
38.	BLACKROCK GLOBAL INDEX FUNDS	Voto à distância
39.	BLACKROCK INSTITUTIONAL TRUST COMPANY NA	Voto à distância
40.	BLACKROCK LATIN AMERICA FUND INC	Voto à distância
41.	BLACKROCK LATIN AMERICAN INVESTMENT TRUST PLC	Voto à distância
42.	BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND	Voto à distância
43.	BLAKROCK GLOBAL ALLOCATION FUND INC	Voto à distância
44.	BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF	Voto à distância
45.	BMO MSCI EMERGING MARKETS INDEX ETF	Voto à distância
46.	BNY MELLON TR DEP (UK) LIM AS T OF IS EM MK EQ I FD (UK)	Voto à distância
47.	BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER	Voto à distância
48.	BORDER TO COAST EMERGING MARKETS EQUITY FUND	Voto à distância
49.	BRIDGEWATER PURE ALPHA STERLING FUND, LTD.	Voto à distância
50.	BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD.	Voto à distância

	Acionista	Representante
51.	BRIDGEWATER PURE ALPHA TRADING COMPANY LTD.	Voto à distância
52.	BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION	Voto à distância
53.	CADENCE GLOBAL EQUITY FUND L.P.	Voto à distância
54.	CAISSE DE DEPOT ET PLACEMENT DU QUEBEC	Voto à distância
55.	CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM	Voto à distância
56.	CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM	Voto à distância
57.	CATHAY LIFE INSURANCE CO. LTD	Voto à distância
58.	CATHOLIC UNITED INVESTMENT TRUST	Voto à distância
59.	CAUSEWAY EMERGING MARKETS FUND	Voto à distância
60.	CAUSEWAY EMERGING MARKETS GROUP TRUST	Voto à distância
61.	CAUSEWAY FUNDS PLC	Voto à distância
62.	CAUSEWAY INTERNATIONAL OPPORTUNITIES FUND	Voto à distância
63.	CAUSEWAY INTERNATIONAL OPPORTUNITIES GROUP TRUST	Voto à distância
64.	CENTRAL PROVIDENT FUND BOARD	Voto à distância
65.	CF DV EMERGING MARKETS STOCK INDEX FUND	Voto à distância
66.	CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND	Voto à distância
67.	CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD	Voto à distância
68.	CHEVRON MASTER PENSION TRUST	Voto à distância
69.	CHEVRON UK PENSION PLAN	Voto à distância
70.	CHURCH OF ENGLAND INVESTMENT FUND FOR PENSIONS	Voto à distância
71.	CIBC EMERGING MARKETS INDEX FUND	Voto à distância
72.	CITI RETIREMENT SAVINGS PLAN	Voto à distância
73.	CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD	Voto à distância
74.	CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN	Voto à distância
75.	CITY OF NEW YORK DEFERRED COMPENSATION PLAN	Voto à distância
76.	CITY OF NEW YORK GROUP TRUST	Voto à distância
77.	CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO	Voto à distância

	Acionista	Representante
78.	CLARITAS TOTAL RETURN MASTER FIM	Voto à distância
79.	CLARITAS VALOR FIA	Voto à distância
80.	COLLEGE RETIREMENT EQUITIES FUND	Voto à distância
81.	COLONIAL FIRST STATE INVESTMENT FUND 50	Voto à distância
82.	COLORADO PUBLIC EMPLOYEES RET. ASSOCIATION	Voto à distância
83.	COLUMBIA EM QUALITY DIVIDEND ETF	Voto à distância
84.	COMMONFUND EM QUANTITATIVE FOCUS FUND, LLC	Voto à distância
85.	COMMONFUND STRATEGIC DIRECT SERIES LLC - CF TT IN	Voto à distância
86.	COMMONWEALTH EMERGING MARKETS FUND 3	Voto à distância
87.	COMMONWEALTH EMERGING MARKETS FUND 6	Voto à distância
88.	COMMONWEALTH SUPERANNUATION CORPORATION	Voto à distância
89.	CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND	Voto à distância
90.	CORNERSTONE ADVISORS GLOBAL PUBLIC EQUITY FUND	Voto à distância
91.	COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY	Voto à distância
92.	DELAWARE POOLED TRUST - MACQUARIE E. M. P.	Voto à distância
93.	DESJARDINS EMERGING MARKETS MULTIFACTOR - CONTROLLED VOLATIL	Voto à distância
94.	DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C	Voto à distância
95.	DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES	Voto à distância
96.	DEUTSCHE X-TRACKERS FTSE EMERGING COMPREHENSIVE FACTOR ETF	Voto à distância
97.	DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF	Voto à distância
98.	DIVERSIFIED MARKETS (2010) POOLED FUND TRUST	Voto à distância
99.	DIVERSIFIED REAL ASSET CIT	Voto à distância
100.	DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F	Voto à distância
101.	EASTSPRING INVESTMENTS	Voto à distância
102.	EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD	Voto à distância
103.	EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND	Voto à distância
104.	EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD	Voto à distância

	Acionista	Representante
105.	EIT GLOBAL ALL COUNTRY MANAGED VOLATILITY EX-AUSTRALIA FUND	Voto à distância
106.	EM BRAZIL TRADING 2 LLC	Voto à distância
107.	EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU	Voto à distância
108.	EMERGING MARKETS FUND	Voto à distância
109.	EMERGING MARKETS GREAT CONSUMER FUND	Voto à distância
110.	EMPLOYEES RETIREMENT SYSTEM OF TEXAS	Voto à distância
111.	ENSIGN PEAK ADVISORS,INC	Voto à distância
112.	EUROPEAN CENTRAL BANK	Voto à distância
113.	EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR	Voto à distância
114.	EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR	Voto à distância
115.	FIDELITY EMERGING MARKETS FUND	Voto à distância
116.	FIDELITY INVEST TRUST LATIN AMERICA FUND	Voto à distância
117.	FIDELITY INVESTMENT TRUST: FIDELITY FLEX INTERNATIONAL FUND	Voto à distância
118.	FIDELITY INVESTMENT TRUST: FIDELITY GLOBAL COMMODITY STOCK F	Voto à distância
119.	FIDELITY INVESTMENT TRUST: FIDELITY TOTAL INTERNATIONAL EF	Voto à distância
120.	FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND	Voto à distância
121.	FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND	Voto à distância
122.	FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND	Voto à distância
123.	FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND	Voto à distância
124.	FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND	Voto à distância
125.	FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND	Voto à distância
126.	FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD	Voto à distância
127.	FIDELITY SALEM STREET TRUST: FIDELITY ZERO INTERNA	Voto à distância
128.	FINACAP MAURUTSSTAD FIA	Voto à distância
129.	FIRST TRUST BICK INDEX FUND	Voto à distância
130.	FIRST TRUST RIVERFRONT DYNAMIC EMERGING MARKETS ETF	Voto à distância
131.	FLORIDA RETIREMENT SYSTEM TRUST FUND	Voto à distância

	Acionista	Representante
132.	FORD MOTOR CO DEFINED BENEF MASTER TRUST	Voto à distância
133.	FORD MOTOR COMPANY OF CANADA, L PENSION TRUST	Voto à distância
134.	FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI	Voto à distância
135.	FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN	Voto à distância
136.	FSS EMERGING MARKET EQUITY TRUST	Voto à distância
137.	FUTURE FUND BOARD OF GUARDIANS	Voto à distância
138.	GALLERY TRUST - MONDRIAN EMERGING MARKETS EQUITY F	Voto à distância
139.	GENERAL PENSION AND SOCIAL SECURITY AUTHORITY	Voto à distância
140.	GIVI GLOBAL EQUITY FUND	Voto à distância
141.	GLOBAL MACRO CAPITAL OPPORTUNITIES PORTFOLIO	Voto à distância
142.	GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF	Voto à distância
143.	GOLDMAN SACHS GIVI GLOBAL EQUITY - GROWTH M TILT PORTFOLIO	Voto à distância
144.	GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND	Voto à distância
145.	GOTHIC CORPORATION	Voto à distância
146.	GOTHIC ERP, LLC	Voto à distância
147.	GOTHIC HSP CORPORATION	Voto à distância
148.	GOVERNMENT EMPLOYEES SUPERANNUATION BOARD	Voto à distância
149.	GOVERNMENT OF SINGAPORE	Voto à distância
150.	GREAT-WEST EMERGING MARKETS EQUITY FUND	Voto à distância
151.	GUIDEMARK EMERGING MARKETS FUND	Voto à distância
152.	GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND	Voto à distância
153.	HAND COMPOSITE EMPLOYEE BENEFIT TRUST	Voto à distância
154.	HARTFORD EMERGING MARKETS EQUITY FUND	Voto à distância
155.	HC CAPITAL TRUST THE COMMODITY RETURNS STRATEGY PORTFOLIO	Voto à distância
156.	HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO	Voto à distância
157.	HSBC EMERGING MARKETS POOLED FUND	Voto à distância
158.	IBM 401 (K) PLUS PLAN	Voto à distância

	Acionista	Representante
159.	IBM DIVERSIFIED GLOBAL EQUITY FUND	Voto à distância
160.	ILLINOIS MUNICIPAL RETIREMENT FUND	Voto à distância
161.	IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR	Voto à distância
162.	INTECH GLOBAL ALL COUNTRY ENHANCED INDEX FUND LLC	Voto à distância
163.	INTEL RETIREMENT PLANS COLLECTIVE INVESTMENT TRUST	Voto à distância
164.	INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST	Voto à distância
165.	INTERNATIONAL MONETARY FUND	Voto à distância
166.	INTERNATIONAL RESEARCH EQUITY EXTENDED FUND USB, L	Voto à distância
167.	INVESCO FUNDS	Voto à distância
168.	INVESCO GLOBAL AGRICULTURE ETF	Voto à distância
169.	INVESCO GLOBAL SMALL CAP EQUITY POOL	Voto à distância
170.	INVESCO GLOBAL SMALLER COMPANIES FUND	Voto à distância
171.	INVESCO LATIN AMERICAN FUND	Voto à distância
172.	INVESCO MSCI EMERGING MARKETS EQUAL COUNTRY WEIGHT ETF	Voto à distância
173.	INVESCO MSCI GLOBAL TIMBER ETF	Voto à distância
174.	INVESCO PUREBETASM FTSE EMERGING MARKETS ETF	Voto à distância
175.	INVESCO SP EMERGING MARKETS MOMENTUM ETF	Voto à distância
176.	INVESTEC GLOBAL STRATEGY FUND	Voto à distância
177.	INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST	Voto à distância
178.	IOWA PUBLIC EMPLOYEES RETIREMENT SYSTEM	Voto à distância
179.	IRISH LIFE ASSURANCE PLC	Voto à distância
180.	ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG	Voto à distância
181.	ISHARES CORE MSCI EMERGING MARKETS ETF	Voto à distância
182.	ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF	Voto à distância
183.	ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF	Voto à distância
184.	ISHARES GLOBAL TIMBER FORESTRY ETF	Voto à distância
185.	ISHARES II PUBLIC LIMITED COMPANY	Voto à distância

	Acionista	Representante
186.	ISHARES III PUBLIC LIMITED COMPANY	Voto à distância
187.	ISHARES IV PUBLIC LIMITED COMPANY	Voto à distância
188.	ISHARES MSCI ACWI ETF	Voto à distância
189.	ISHARES MSCI ACWI EX U.S. ETF	Voto à distância
190.	ISHARES MSCI ACWI LOW CARBON TARGET ETF	Voto à distância
191.	ISHARES MSCI BRAZIL ETF	Voto à distância
192.	ISHARES MSCI BRAZIL UCITS ETF USD (ACC)	Voto à distância
193.	ISHARES MSCI BRIC ETF	Voto à distância
194.	ISHARES MSCI EMERGING MARKETS ETF	Voto à distância
195.	ISHARES MSCI EMERGING MARKETS EX CHINA ETF	Voto à distância
196.	ISHARES PUBLIC LIMITED COMPANY	Voto à distância
197.	ITAU FUNDS - LATIN AMERICA EQUITY FUND	Voto à distância
198.	IVESCO FTSE RAFI EMERGING MARKETS ETF	Voto à distância
199.	J.A. AND KATHRYN ALBERTSON FOUNDATION, INC.	Voto à distância
200.	JANA EMERGING MARKETS SHARE TRUST	Voto à distância
201.	JANUS CAPITAL MANAGEMENT LLC	Voto à distância
202.	JAPAN TRUSTEE SER BK, LTD. STB LM BR HIGH DIVIDEND E M FUND	Voto à distância
203.	JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL STOCK	Voto à distância
204.	JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F	Voto à distância
205.	JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT	Voto à distância
206.	JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND	Voto à distância
207.	JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST	Voto à distância
208.	JOULE FUNDO DE INVESTIMENTO EM ACOES	Voto à distância
209.	K INVESTMENTS SH LIMITED	Voto à distância
210.	KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I	Voto à distância
211.	KAPITALFORENINGEN INVESTIN PRO, LOW RISK EQUITIES I	Voto à distância
212.	KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III	Voto à distância

	Acionista	Representante
213.	LACM EMERGING MARKETS FUND L.P.	Voto à distância
214.	LACM EMII, L.P.	Voto à distância
215.	LAZARD ASSET MANAGEMENT LLC	Voto à distância
216.	LAZARD EMERGING MARKETS EQUITY ADVANTAGE PORTFOLIO	Voto à distância
217.	LAZARD GLOBAL ACTIVE FUNDS, PLC	Voto à distância
218.	LEBLON ACOES MASTER FUNDO DE INVESTIMENTO DE ACOES	Voto à distância
219.	LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD	Voto à distância
220.	LEGAL GENERAL COLLECTIVE INVESTMENT TRUST	Voto à distância
221.	LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND	Voto à distância
222.	LEGAL GENERAL GLOBAL EQUITY INDEX FUND	Voto à distância
223.	LEGAL GENERAL ICAV	Voto à distância
224.	LEGAL GENERAL INTERNATIONAL INDEX TRUST	Voto à distância
225.	LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST	Voto à distância
226.	LONDON LIFE INSURANCE COMPANY	Voto à distância
227.	LOS ANGELES CAPITAL GLOBAL FUNDS PLC	Voto à distância
228.	LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND	Voto à distância
229.	MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF	Voto à distância
230.	MAINSTAY MACKAY EMERGING MARKETS EQUITY FUND	Voto à distância
231.	MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO	Voto à distância
232.	MANAGED PENSION FUNDS LIMITED	Voto à distância
233.	MANULIFE GLOBAL FUND	Voto à distância
234.	MARQUIS INSTITUTIONAL GLOBAL EQUITY PORTFOLIO	Voto à distância
235.	MARYLAND STATE RETIREMENT AND PENSION SYSTEM	Voto à distância
236.	MASSMUTUAL SELECT BLACKROCK GLOBAL ALLOCATION FUND	Voto à distância
237.	MASSMUTUAL SELECT T. ROWE PRICE INTERNATIONAL EQUI	Voto à distância
238.	MASTER TRUST FOR CERTAIN TAX-QUALIFIED BECHTEL RETIREMENT PL	Voto à distância
239.	MEMORIAL SLOAN KETTERING CANCER CENTER	Voto à distância

	Acionista	Representante
240.	MERCER QIF FUND PLC	Voto à distância
241.	MFS EMERGING MARKETS EQUITY FUND	Voto à distância
242.	MFS EMERGING MARKETS EQUITY FUND (CAN)	Voto à distância
243.	MFS EMERGING MARKETS EQUITY TRUST	Voto à distância
244.	MFS GLOBAL NEW DISCOVERY FUND	Voto à distância
245.	MFS HERITAGE TRUST COMPANY COLLECTIVE INVESTMENT TRUST	Voto à distância
246.	MFS INVESTMENT FUNDS - EMERGING MARKETS EQUITY FUND	Voto à distância
247.	MFS MERIDIAN FUNDS - EMERGING MARKETS EQUITY FUND	Voto à distância
248.	MFS MERIDIAN FUNDS - LATIN AMERICAN EQUITY FUND	Voto à distância
249.	MFS VARIABLE INSURANCE TRUST II -MFS E M EQUITY PORTFOLIO	Voto à distância
250.	MIRAE ASSET GLOBAL DISCOVERY FUND	Voto à distância
251.	MONDRIAN ALL COUNTRIES WORLD EX US EQ FUND LP	Voto à distância
252.	MONDRIAN EMERGING MARKETS EQUITY FUND	Voto à distância
253.	MONDRIAN EMERGING MARKETS EQUITY FUND, LP	Voto à distância
254.	MONDRIAN FOCUSED EMERGING MARKETS EQUITY FUND	Voto à distância
255.	MONDRIAN FOCUSED EMERGING MKTS EQUITY FUND, L.P.	Voto à distância
256.	MONDRIAN MASTER COLLECTIVE INVESTMENT TRUST	Voto à distância
257.	MORNINGSTAR INTERNATIONAL EQUITY FUND, A SERIES OF	Voto à distância
258.	MUNICIPAL E ANNUITY A B FUND OF CHICAGO	Voto à distância
259.	NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST	Voto à distância
260.	NATIONAL COUNCIL FOR SOCIAL SECURITY FUND	Voto à distância
261.	NATIONWIDE MAXIMUM DIVERSIFICATION EMERGING MARKET	Voto à distância
262.	NAV CANADA PENSION PLAN	Voto à distância
263.	NEPTUNE INVESTMENT FUNDS - NEPTUNE LATIN AMERICA FUND	Voto à distância
264.	NEUBERGER BERMAN INVESTMENT FUNDS PLC	Voto à distância
265.	NEW YORK STATE NURSES ASSOCIATION P P	Voto à distância
266.	NEW YORK STATE TEACHERS RETIREMENT SYSTEM	Voto à distância

	Acionista	Representante
267.	NEW ZEALAND SUPERANNUATION FUND	Voto à distância
268.	NORGES BANK	Voto à distância
269.	NORTHERN EMERGING MARKETS EQUITY INDEX FUND	Voto à distância
270.	NORTHERN MULTI - MANAGER EMERGING MARKETS EQUITY FUND	Voto à distância
271.	NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L	Voto à distância
272.	NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND	Voto à distância
273.	NORTHERN TRUST INVESTIMENT FUNDS PLC	Voto à distância
274.	NORTHERN TRUST LUX MAN COMP SA IN R OF SCH INT S R F FCP-SIF	Voto à distância
275.	NORTHERN TRUST LUXEMBOURG MGMT CO SA ON BEHALF OF UNIVEST	Voto à distância
276.	NORTHERN TRUST UCITS FGR FUND	Voto à distância
277.	NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND	Voto à distância
278.	NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST	Voto à distância
279.	NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF — LENDING	Voto à distância
280.	NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L	Voto à distância
281.	OBLATE INTL PASTORAL INVESTIMENT TRUST	Voto à distância
282.	OHIO POLICE AND FIRE PENSION FUND	Voto à distância
283.	OKLAHOMA PUBLIC EMPLOYEES RETIREMENT SYSTEM	Voto à distância
284.	ONTARIO PENSION BOARD	Voto à distância
285.	ONTARIO TEACHERS PENSION PLAN BOARD	Voto à distância
286.	OPPENHEIMER EMERGING MARKETS REVENUE ETF	Voto à distância
287.	OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM	Voto à distância
288.	OYSTER CREEK NUCLEAR GENERATING STATION QUALIFIED FUND	Voto à distância
289.	PACE INT EMERG MARK EQUITY INVESTMENTS	Voto à distância
290.	PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD	Voto à distância
291.	PANAGORA GROUP TRUST	Voto à distância
292.	PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD	Voto à distância
293.	PARAMETRIC EMERGING MARKETS FUND	Voto à distância

	Acionista	Representante
294.	PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND	Voto à distância
295.	PARAMETRIC TMEMC FUND, LP	Voto à distância
296.	PEOPLE S BANK OF CHINA	Voto à distância
297.	PER VALUE FUNDO DE INVESTIMENTO EM ACOES	Voto à distância
298.	PERPETUAL T S L AS R E F P G D ASSET ALLOCATION FUND	Voto à distância
299.	PERPETUAL TRUST SERVICES LIMITED (ABN 48 000 142 049) AS TRU	Voto à distância
300.	PFM MULTI-MANAGER SERIES TRUST - PFM MULTI-MANAGER	Voto à distância
301.	PICTET - EMERGING MARKETS INDEX	Voto à distância
302.	PICTET — TIMBER	Voto à distância
303.	PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER	Voto à distância
304.	PICTET GLOBAL SELECTION FUND - G G M FUND	Voto à distância
305.	PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND	Voto à distância
306.	PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN	Voto à distância
307.	PIMCO FUNDS GLOBAL INVESTORS SERIES PLC	Voto à distância
308.	PIMCO RAE EMERGING MARKETS FUND LLC	Voto à distância
309.	PINEBRIDGE DYNAMIC ASSET ALLOCATION FUND	Voto à distância
310.	PINEBRIDGE GLOBAL DYNAMIC ASSET ALLOCATION FUND LLC	Voto à distância
311.	PINEBRIDGE LATIN AMERICA FUND	Voto à distância
312.	POOL REINSURANCE COMPANY LIMITED	Voto à distância
313.	POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST	Voto à distância
314.	POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF	Voto à distância
315.	PRINCIPAL FUNDS INC. - ORIGIN EMERGING MARKETS FUND	Voto à distância
316.	PRINCIPAL FUNDS, INC - DIVERSIFIED REAL ASSET FUND	Voto à distância
317.	PRINCIPAL FUNDS, INC-INTERNATIONAL EMERGING MARKETS FUND	Voto à distância
318.	PRINCIPAL FUNDS, INC. - DIVERSIFIED INTERNATIONAL FUND	Voto à distância
319.	PRINCIPAL GLOBAL INVESTORS COLLECTIVE INVESTMENT TRUST	Voto à distância
320.	PRINCIPAL GLOBAL INVESTORS FUNDS	Voto à distância

	Acionista	Representante
321.	PRINCIPAL LIFE INSURANCE COMPANY	Voto à distância
322.	PRINCIPAL VARIABLE CONTRACTS FUNDS INC INT EMERG MAR ACCOUNT	Voto à distância
323.	PRINCIPAL VARIABLE CONTRACTS FUNDS,INC-DIVER INT ACCOUNT	Voto à distância
324.	PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX	Voto à distância
325.	PUBLIC SECTOR PENSION INVESTMENT BOARD	Voto à distância
326.	PUTNAM EMERGING MARKETS EQUITY FUND, LP	Voto à distância
327.	PUTNAM RETIREMENT ADVANTAGE GAA EQUITY PORTFOLIO	Voto à distância
328.	PUTNAM RETIREMENT ADVANTAGE GAA GROWTH PORTFOLIO	Voto à distância
329.	PUTNAM WORLD TRUST (IRELAND)	Voto à distância
330.	QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP	Voto à distância
331.	RAILWAYS PENSION TRUSTEE COMPANY LIMITED	Voto à distância
332.	RAYTHEON COMPANY MASTER TRUST	Voto à distância
333.	RBC EMERGING MARKETS VALUE EQUITY FUND	Voto à distância
334.	ROCKFELLER BROTHERS FUND	Voto à distância
335.	RUSSEL EMERGING MARKETS EQUITY POOL	Voto à distância
336.	RUSSELL INVESTMENT COMPANY II PLC	Voto à distância
337.	RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY	Voto à distância
338.	RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL	Voto à distância
339.	RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND	Voto à distância
340.	SCHLUMBERGER GROUP TRUST AGREEMENT	Voto à distância
341.	SCHWAB EMERGING MARKETS EQUITY ETF	Voto à distância
342.	SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL	Voto à distância
343.	SEASONS SERIES TRUST	Voto à distância
344.	SEI INSTITUCIONAL INVESTMENT TRUST - WORLD S. E. F.	Voto à distância
345.	SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND	Voto à distância
346.	SKAGEN KON-TIKI VERDIPAPIRFOND	Voto à distância
347.	SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG	Voto à distância

	Acionista	Representante
348.	SPDR MSCI ACWI EX-US ETF	Voto à distância
349.	SPDR MSCI ACWI LOW CARBON TARGET ETF	Voto à distância
350.	SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF	Voto à distância
351.	SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF	Voto à distância
352.	SPDR SP EMERGING MARKETS ETF	Voto à distância
353.	SPDR SP EMERGING MARKETS FUND	Voto à distância
354.	SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST	Voto à distância
355.	SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND	Voto à distância
356.	SSGA SPDR ETFS EUROPE I PLC	Voto à distância
357.	ST LT DEP SCOTTISH WIDOWS TRKS EMG MKT FUN	Voto à distância
358.	ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD	Voto à distância
359.	ST STR RUSSELL RAFI GLOBAL EX-U.S INDEX NON LEN COMMON TR F	Voto à distância
360.	STATE OF ALASKA RETIREMENT AND BENEFITS PLANS	Voto à distância
361.	STATE OF MINNESOTA STATE EMPLOYEES RET PLAN	Voto à distância
362.	STATE OF NEVADA	Voto à distância
363.	STATE OF NEW JERSEY COMMON PENSION FUND D	Voto à distância
364.	STATE STREET C S JERSEY L T O T COSM I F	Voto à distância
365.	STATE STREET EMERGING MARKETS EQUITY INDEX FUND	Voto à distância
366.	STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F	Voto à distância
367.	STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND	Voto à distância
368.	STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SS EE ME FD	Voto à distância
369.	STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO	Voto à distância
370.	STATE STREET IRELAND UNIT TRUST	Voto à distância
371.	STATE STREET R. F. E. M. I. NON-LENDING COMMON T. FUND	Voto à distância
372.	STICHTING BLUE SKY PASSIVE EQUITY EMERGING MARKETS GLOBAL FU	Voto à distância
373.	STICHTING DOW PENSIOENFONDS	Voto à distância
374.	STICHTING PENSIOENFONDS HORECA CATERING	Voto à distância

	Acionista	Representante
375.	STICHTING PENSIOENFONDS UWV	Voto à distância
376.	STICHTING PGGM DEPOSITARY	Voto à distância
377.	STICHTING PHILIPS PENSIOENFONDS	Voto à distância
378.	STK LONG BIASED MASTER FUNDO DE INVESTIMENTO EM ACOES	Voto à distância
379.	STK LONG ONLY INSTITUCIONAL FIA	Voto à distância
380.	SUNSUPER SUPERANNUATION FUND	Voto à distância
381.	SYMMETRY PANORAMIC GLOBAL EQUITY FUND	Voto à distância
382.	SYMMETRY PANORAMIC INTERNATIONAL EQUITY FUND	Voto à distância
383.	TEACHER RETIREMENT SYSTEM OF TEXAS	Voto à distância
384.	TEACHERS RETIREMENT SYSTEM OF OKLAHOMA	Voto à distância
385.	TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS	Voto à distância
386.	THE ANDREW W MELLON FOUNDATION	Voto à distância
387.	THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA	Voto à distância
388.	THE BARINGS E. M. U. FUND, SUB-FUND, THE BARINGS L. A. FUND	Voto à distância
389.	THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM	Voto à distância
390.	THE BOARD OF THE PENSION PROTECTION FUND	Voto à distância
391.	THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA	Voto à distância
392.	THE BUNTING EMERGING EQUITY TE LIMITED LIABILITY COMPANY	Voto à distância
393.	THE BUNTING FAMILY EMERGING EQUITY LIMITED LIABILITY COMPANY	Voto à distância
394.	THE CANADA LIFE ASSURANCE COMPANY	Voto à distância
395.	THE COMMONWEALTH FUND	Voto à distância
396.	THE DUKE ENDOWMENT	Voto à distância
397.	THE EMERGING M.S. OF THE DFA I.T.CO.	Voto à distância
398.	THE FIRST CHURCH OF CHRIST SCIENT B MASS	Voto à distância
399.	THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM	Voto à distância
400.	THE GOVERNMENT OF THE PROVINCE OF ALBERTA	Voto à distância
401.	THE GREAT-WEST LIFE ASSURANCE COMPANY	Voto à distância

	Acionista	Representante
402.	THE INCUBATION FUND, LTD.	Voto à distância
403.	THE MASTER TR BANK OF JAPAN AS TR FOR HSBC BRAZIL MOTHER FD	Voto à distância
404.	THE MASTER TRUST BANK OF JAPAN, LTD. AS TOS LATIN AEMF	Voto à distância
405.	THE MONETARY AUTHORITY OF SINGAPORE	Voto à distância
406.	THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN	Voto à distância
407.	THE NORTH CAROLINA SUPPLEMENTAL RETIREMENT PLANS G	Voto à distância
408.	THE PENSION BOARDS - UNITED CHURCH OF CHRIST, INC	Voto à distância
409.	THE REGENTS OF THE UNIVERSITY OF CALIFORNIA	Voto à distância
410.	THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND	Voto à distância
411.	THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO	Voto à distância
412.	THE TEXAS EDUCATION AGENCY	Voto à distância
413.	THREADNEEDLE INVESTMENT FUNDS ICVC	Voto à distância
414.	THREE MILE ISLAND UNIT ONE QUALIFIED FUND	Voto à distância
415.	TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F	Voto à distância
416.	TOBAM EMERGING MARKETS FUND	Voto à distância
417.	TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT	Voto à distância
418.	TRANSAMERICA BLACKROCK GLOBAL ALLOCATION VP	Voto à distância
419.	TRANSAMERICA EMERGING MARKETS EQUITY	Voto à distância
420.	TRUST AND CUS SERVICES BANK, LTD. AS TRT HSBC BR NEW MO FD	Voto à distância
421.	TRUST CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F	Voto à distância
422.	TRUST CUSTODY SERVICES BANK, LTD.RE: BRAZIL INFRASTRUCTURE	Voto à distância
423.	TRUSTEES OF THE E OF B P B DBA KAMEHAMEHA SCH	Voto à distância
424.	TT EM M EQ F (THE FUND A SUB-FUND OF TT I FD PLC (THE CO)	Voto à distância
425.	TT EM UNCONSTRAINED OPPORTUNITIES FUND LIMITED	Voto à distância
426.	TT EMERGING MARKETS OPPORTUNITIES FUND II LIMITED	Voto à distância
427.	TT EMERGING MARKETS OPPORTUNITIES FUND LIMITED	Voto à distância
428.	TT HORIZON E FUND A SUB FUND OF TT INTERNATIONAL FUNDS PLC	Voto à distância

	Acionista	Representante
429.	UAW RETIREE MEDICAL BENEFITS TRUST	Voto à distância
430.	USAA MASTER TRUST (PENSION RSP)	Voto à distância
431.	USAA MSCI EMERGING MARKETS VALUE MOMENTUM BLEND IN	Voto à distância
432.	UTAH STATE RETIREMENT SYSTEMS	Voto à distância
433.	UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST	Voto à distância
434.	VALIC COMPANY II - INTERNATIONAL OPPORTUNITIES FUND	Voto à distância
435.	VANDERBILT UNIVERSITY	Voto à distância
436.	VANGUARD EMERGING MARKETS SELECT STOCK FUND	Voto à distância
437.	VANGUARD FUNDS PUBLIC LIMITED COMPANY	Voto à distância
438.	VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F	Voto à distância
439.	VANGUARD INVESTMENT SERIES PLC	Voto à distância
440.	VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF	Voto à distância
441.	VARIABLE INSURANCE PRODUCTS FUND II: EMERGING MARKETS PORTFO	Voto à distância
442.	VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL	Voto à distância
443.	VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I	Voto à distância
444.	VICTORIAN FUNDS MAN C A T F V E M T	Voto à distância
445.	VIRGINIA RETIREMENT SYSTEM	Voto à distância
446.	VIRTUS GLOVISTA EMERGING MARKETS ETF	Voto à distância
447.	VOYA EMERGING MARKETS INDEX PORTFOLIO	Voto à distância
448.	WASHINGTON STATE INVESTMENT BOARD	Voto à distância
449.	WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND	Voto à distância
450.	WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD	Voto à distância
451.	WELLINGTON EMERGING MARKETS EQUITY FUND (AUSTRALIA)	Voto à distância
452.	WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC	Voto à distância
453.	WELLINGTON MANAGEMENT FUNDS (LUXEMBOURG) II SICAV	Voto à distância
454.	WELLINGTON MULTI-ASSET ABSOLUTE RETURN CUSTOMIZED FUND (CAYM	Voto à distância
455.	WELLINGTON TRUST COMPANY N.A.	Voto à distância

	Acionista	Representante
456.	WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL	Voto à distância
457.	WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL	Voto à distância
458.	WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR	Voto à distância
459.	WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO	Voto à distância
460.	WGI EMERGING MARKETS FUND, LLC	Voto à distância
461.	WILLIAM AND FLORA HEWLETT FOUNDATION	Voto à distância
462.	WILSHIRE MUTUAL FUNDS, INC. - WILSHIRE INTERNATIONAL EQUITY	Voto à distância
463.	WISDOMTREE EMERGING MARKETS DIVIDEND FUND	Voto à distância
464.	WISDOMTREE EMERGING MARKETS DIVIDEND INDEX ETF	Voto à distância
465.	WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND	Voto à distância
466.	WSIB INVESTMENTS PUBLIC EQUITIES POOLED FUND TRUST	Voto à distância
467.	ASCESE FUNDO DE INVESTIMENTO EM ACOES	Voto à distância
468.	CLARI FUNDO DE INVESTIMENTO EM ACOES	Voto à distância
469.	COX MASTER FUNDO DE INVESTIMENTO DE ACOES	Voto à distância
470.	DYBRA FIA	Voto à distância
471.	DYC FUNDO DE INVESTIMENTO EM ACOES	Voto à distância
472.	DYNAMO BRASIL I LLC	Voto à distância
473.	DYNAMO BRASIL II LLC	Voto à distância
474.	DYNAMO BRASIL III LLC	Voto à distância
475.	DYNAMO BRASIL IX LLC	Voto à distância
476.	DYNAMO BRASIL V LLC	Voto à distância
477.	DYNAMO BRASIL VI LLC	Voto à distância
478.	DYNAMO BRASIL VIII LLC	Voto à distância
479.	DYNAMO BRASIL XIV LLC	Voto à distância
480.	DYNAMO BRASIL XV LLC	Voto à distância
481.	DYNAMO COUGAR FIA	Voto à distância
482.	SAO FERNANDO IV FIA	Voto à distância

	Acionista	Representante
483.	TNAD FUNDO DE INVESTIMENTOS EM ACOES	Voto à distância
484.	VOTORANTIM S/A	Voto à distância
485.	WALTER SCHALKA	Voto à distância
486.	ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND	p.p. Felipe Douglas Gomes
487.	AJO EMERGING MARKETS SHORTENABLED FUND, L.P.
488.	BRITISH AIRWAYS PEN TRUSTEES LTD-MAIN A/C
489.	BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C)
490.	BUREAU OF LABOR FUNDS - LABOR INSURANCE FUND
491.	BUREAU OF LABOR FUNDS - LABOR PENSION FUND
492.	CONTI INTERNATIONAL
493.	F A S VIII: FIDELITY ADV EMERGING MARKETS FUN
494.	FIDELITY ACTIVE STRATEGY SICAV
495.	FIDELITY FUNDS - LATIN AMERICA FUND
496.	FIDELITY FUNDS EMERGING MARKETS FUND
497.	FIDELITY FUNDS SICAV
498.	FIDELITY INV. T. FID. EMRG. MARKETS FND
499.	FIDELITY UCITS II ICAV / FIDELITY MSCI EMERGING M I FUND
500.	FIL GENESIS LIMITED
501.	FORSTA AP-FONDEN
502.	FRANKLIN TEMPLETON INVESTMENT FUNDS
503.	HSBC GB INVESTMENT FUNDS - ECONOMIC SCALE GEM EQUITY
504.	HSBC GLOBAL INVESTMENT FUNDS - BRAZIL EQUITY
505.	HSBC GLOBAL INVESTMENT FUNDS - LATIN AMERICAN EQUITY
506.	IT NOW IMAT FUNDO DE INDICE
507.	JNL/BLACKROCK GLOBAL ALLOCATION FUND
508.	JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND
509.	KAPITALFORENINGEN INSTITUTIONEL INVESTOR, LATINAMERIKANSKE A
510.	LCL ACTIONS EMERGENTS
511.	LETKO BROSSEAU EMERGING MARKETS EQUITY FUND
512.	MONEDA LATIN AMERICAN EQUITIES FUND (DELAWARE LP
513.	MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU
514.	MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND
515.	MULTIMIX WHOLESALE INTERNATIONAL SHARES TRUST

	Acionista	Representante
516.	NUSHARES ESG EMERGING MARKETS EQUITY ETF
517.	PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
518.	RBC EMERGING MARKETS DIVIDEND FUND
519.	RBC FUNDS (LUX) - EMERGING MARKETS VALUE EQUITY FUND
520.	ROBECO CAPITAL GROWTH FUNDS
521.	SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND
522.	SCRI-ROBECO QI CUST EMERG MARKETS ENHANCED INDEX EQUIT FUND
523.	STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN
524.	T R PR I INT F,INC.ON BEH OF ITS SEP SE T ROWE P I EM MK EF
525.	T ROWE PRICE FUNDS SICAV
526.	T ROWE PRICE INT FNDS T.ROWE PRICE L AMER FUN
527.	T.ROWE PRICE EMERGING MARKETS STOCK FUND
528.	T.ROWE PRICE GLOBAL ALLOCATION FUND, INC.
529.	T.ROWE PRICE RETIREMENT HYBRID TRUST
530.	T.ROWE PRICE TRT OF THE INT COMMON T F ON B OF ITS UT,E M ET
531.	THE BANK OF NEW YORK ADR DEPARTMENT
532.	THE CHURCH COMMISSIONERS FOR ENGLAND
533.	THE MASTER TRUST BANK OF JAP LTD. AS TR. FOR MTBJ400045829
534.	THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828
535.	THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835
536.	THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792
537.	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849
538.	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000
539.	THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794
540.	VANGUARD ESG INTERNATIONAL
541.	VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST
542.	ALDEN FUNDO DE INVESTIMENTO EM ACOES	p.p. Walner Alves Cunha Júnior
543.	DANIEL FEFFER
544.	DAVID FEFFER
545.	FUNDACAO FILANTROPICA ARYMAX
546.	JORGE FEFFER
547.	RUBEN FEFFER

	Acionista	Representante
548.	SUZANO HOLDING S A
549.	BNDES PARTICIPACOES S/A BNDESPAR	p.p. Leonardo Hernany Figueiredo de Miranda

Vote cast by the shareholder BNDES PARTICIPAÇÕES S.A. — BNDES regarding the item on the agenda of the Annual Shareholders Meeting of Suzano Papel e Celulose S.A. (“Suzano” or “Company”) held on April 18, 2019.

ITEM 4 OF THE AGENDA: To set the overall annual compensation of the Management and Audit Board of the Company

The shareholder BNDES Participações S.A. hereby places on record its vote against the proposed overall annual compensation of management and audit board members for fiscal year 2019, of R$150 million, as per the Management Proposal.

It highlights that the amount is an increase of around 24% over the original proposals for the combined compensation of Fibria and Suzano for 2018, while this amount was expected to decrease due to the capture of synergies from the business combination between the companies. In relative terms, the proposal places Suzano as the company with the highest overall compensation among non-financial companies listed on B3.

In the specific case of the Board of Directors, we highlight that the variable compensation of its Chairman is linked to a short-term bonus, when the general recommendation for this type of compensation in the case of the Board of Directors, if any exists, is for it to be linked to the medium- and long-term strategic objectives.

BNDES Participações S.A. recommends that the Company adopt practices that ensure greater transparency and independence in defining the criteria for Management compensation.